FAIRMONT HOTELS & RESORTS INC.
EARNINGS COVERAGE FOR THE TWELVE MONTHS ENDED JUNE 30, 2005

The earnings coverage ratios set out below have been prepared in accordance with applicable Canadian disclosure requirements.

The annual interest requirements on the long-term debt of Fairmont Hotels & Resorts Inc. (“FHR”) using applicable interest rates, after giving effect to new issues and retirement of long-term debt, amounts to $32.1 million for the twelve months ended June 30, 2005. FHR’s net income before interest expense, gain on sales of investments and hotel assets, and income taxes for the twelve months ended June 30, 2005 is $84.5 million which is 2.6 times FHR’s interest requirements for the twelve months ended June 30, 2005.

The interest coverage ratio has been calculated using the interest requirements on FHR’s long-term debt as calculated under Canadian generally accepted accounting principles and thus includes the accretion charge on the long-term debt that is associated with the component of the debt that is classified in equity. If FHR’s outstanding $270 million aggregate principal amount of 3.75% convertible senior notes due 2023 were accounted for entirely as debt, then FHR’s interest expense would be lower (due to the absence of the accretion charge) and FHR’s interest coverage ratio would be 3.0 times its interest requirements for the twelve months ended June 30, 2005.